SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934


                          Million Dollar Saloon, Inc.
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                                (Name of Issuer)

                     Common Stock,par value $0.01 per share
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                         (Title of Class of Securities)

                                   601065105
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                                 (CUSIP Number)

                               Richard B. Goodner
                           901 Main Street, Suite 6000
                               Dallas, Texas 75202
                                 (214)953-6000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 18, 2000
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                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.601065105                    13D                                 Page 2

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1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Nick Mehmeti
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                                    (b)  [x]

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3          SEC USE ONLY

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4          SOURCE OF FUNDS*

           PF
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(a)                                       [ ]
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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
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     NUMBER OF        7        SOLE VOTING POWER
       SHARES
    BENEFICIALLY               2,019,787
      OWNED BY       -----------------------------------------------------------
        EACH          8       SHARED VOTING POWER
     REPORTING
       PERSON                 400,000 (options to purchase shares held jointly
        WITH                  with another individual.)
                     -----------------------------------------------------------
                      9       SOLE DISPOSITIVE POWER

                              2,019,787
                     -----------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                              400,000 (options to purchase shares held jointly with another individual.)
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,419,787 (includes options to purchase shares held jointly with another individual.)
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                  [ ]
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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           42.2%
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14         TYPE OF REPORTING PERSON*

           IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.601065105                    13D                                 Page 3


         The summary descriptions contained in this report of certain agreements and documents are qualified in their entirety by reference to the complete texts of those agreements and documents filed as Exhibits to this Statement and incorporated herein by reference.

Item 1.           Security and Issuer.
------            -------------------

         The title and class of equity securities to which this Statement relates is the common stock, $0.001 par value per share, (the "Common Stock") of Million Dollar Saloon, Inc., a Nevada corporation ("Million Dollar").

         The address of the principal executive offices of Million Dollar is 6848 Greenville Avenue, Dallas, Texas 75231.


Item 2.           Identity and Background.
------            -----------------------

         The name, residence or business address and principal occupation of each of the Reporting Persons is set forth below. None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years. In the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the natural persons who are Reporting Persons are citizens of the United States.


Reporting Person         Principal Address         Principal Occupation/Business
--------------------------------------------------------------------------------
Nick Mehmeti             P.O. Box 540938           Investor
                         Dallas, Texas 75354




Item 3.           Source and Amount of Funds or Other Consideration.
-------           -------------------------------------------------

         See Item 4 below.

Item 4.           Purpose of Transaction.
------            ----------------------

         On January 18, 2000, Nick Mehmeti ("Mehmeti") and Duncan Burch ("Burch") acquired in a private transaction 3,351,574 shares of the common stock of Million Dollar Saloon, Inc. (the "Company") from W-W Investments, LLP, a Texas registered limited liability partnership ("W-W"), Linda Weaver ("Weaver"), Steven Wheeler ("Wheeler"), Diamond Production, L.L.C., an Oklahoma registered limited liability company ("Diamond LLC"), and Diamond Production of Oklahoma, L.P., an Oklahoma limited partnership ("Diamond LP"), for $3,854,310.10 ($1.15 per share). The 3,351,574 shares of the Company's common stock acquired by Mehmeti and Burch represents approximately 58.5% of the outstanding 5,731,778 shares of the Company's common stock. Mehmeti and Burch will

CUSIP NO.601065105                    13D                                 Page 4


each hold 1,675,787 of these shares. In addition to the purchase of these shares, Weaver assigned to Mehmeti and Burch, collectively, an option she held from the Company to purchase an additional 400,000 shares of common stock for $440,000 or $1.10 per share which expires October 18, 2004.

         As part of the transaction, the number of members on the board of directors of the Company was increased to three. Mike Garrett then resigned as a director and Mehmeti and Burch were elected to fill the vacancy created by the resignation of Michael Garrett and the newly created third directorship.

         As a result of the acquisition of the 3,351,574 shares of the Company's common stock, Mehmeti now beneficially owns directly and indirectly 2,019,787 shares or approximately 35.2% of the Company's issued and outstanding shares of common stock. Mehmeti had previously acquired 344,000 shares of Company common stock. Burch now beneficially owns directly and indirectly 1,675,787 shares or approximately 29.2% of the Company's issued and outstanding shares of common stock. Collectively, Mehmeti and Burch now beneficially own directly and indirectly 3,695,574 shares or approximately 64.5% of the Company's issued and outstanding shares of common stock.

         The purchase price of $3,854,310.10 was paid to W-W, Weaver, Wheeler, Diamond LLC and Diamond LP pro-rata based on each entity's respective interest in the shares sold as follows. Weaver, Wheeler, Diamond LLC and Diamond LP received a cash payment of $1,228,517.40. W-W received a cash payment of $1,787,899.20 and the remaining $837,893.50 of the purchase price due to W-W was financed by W-W. Such financing was evidenced by a promissory note executed by Mehmeti and Burch collectively. The note shall be repaid over a five year term in sixty equal monthly installments of principal and interest with the unpaid balance bearing interest at a rate of 7 1/2% per annum. The note is secured by a stock pledge agreement whereby Mehmeti and Burch have pledged 1,000,000 shares of the Company's common stock as collateral for the repayment of the note. The cash payments described herein were made out of Mehmeti's and Burch's personal funds.

Item 5.           Interest in Securities of the Issuer.
------            ------------------------------------

         The contents of the cover pages of this Statement are incorporated by reference into this Item 5 for each Reporting Person. Other than as identified herein, there have been no transactions in Million Dollar Common Stock during the 60 days prior to January 18, 2000 (the date of event which requires filing this Statement) by Nick Mehmeti.

Item 6.           Contracts, Arrangements, Understandings or Relationships with
------            Respect to Securities of the Issuer.
                  --------------------------------------------------------------

         Except as set forth herein, to the knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any Reporting Persons and any other person with respect to any securities of Million Dollar.

Item 7.           Material to be Filed as Exhibits.
------            --------------------------------

         None.

CUSIP No. 601065105                   13D







                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: January 26, 2000                          /S/ Nick Mehmeti
                                                ----------------
                                                    Nick Mehmeti